

Mail Stop 3561

March 26, 2009

Via U.S. Mail

D. Scott Davis
Chief Executive Officer
United Parcel Service, Inc.
55 Glenlake Parkway, N.E.
Atlanta, GA 30328

   Re: **United Parcel Service, Inc.**
     File Number: 001-15451
     Form 10-K for the fiscal year ended December 31, 2008
     Schedule 14 filed March 13, 2009

Dear Mr. Davis:

   We have conducted a review of the above referenced filings. We ask you to revise future filings in response to these comments. If you disagree with a requested change, we will consider your explanation as to why it is unnecessary. We also ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

   The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-K

Risk Factors, page 11

1. We note that you have provided a list of the risks that may adversely affect your capital stock. In future filings, please expand this section to provide a discussion of each material risk factor.

Schedule 14A

Compensation Committee Annual Performance Review, page 19

2. We note that your disclosure does not explain why Mr. Winestock received a salary increase in excess of the general management increase of 3.5%. In future filings, to the extent that the company increases the base salaries of the named executive officers (or otherwise awards compensation on the basis of individual performance), please describe each executive officer's specific contribution and explain why the committee believed that the salary increase (or incentive award attributable to individual performance) was appropriate.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor